Correspondence

SPECTRUM LAW GROUP, LLP
1900 Main Street, Suite 300
Irvine, California 92618

25 July 2012

Via EDGAR
Mr. Jay Ingram, Legal Branch Chief
Division of Corporation Finance
U.S. SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549-4561

Re:	PURE Bioscience, Inc. Registration on Form S-3 Filed June 29, 2012 File No. 333-182475

Dear Mr. Ingram:

This Firm serves as legal counsel to PURE Bioscience, Inc. (the “Company”) with respect to the above referenced Registration on Form S-3. In response to your letter of 24 July 2012 we have today filed an Amendment to Form S-3. This letter shall also serve as the formal response of the Company to the following comments posed in your 24 July letter:

Comment 1.
We note your response to comment one from our letter dated July 13, 2012. Please revise the prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity as well as the amount of securities, if any, that have been offered during the prior twelve calendar month period. Please refer to Instruction 7 to General Instruction I.B.6. of Form S-3.

Response:	Language has been added to the prospectus cover page directly addressing and satisfying the comment.

Comment 2.
We note counsel’s revision to the legality opinion in response to comment two in our letter dated July 13, 2012. Please have counsel revise the opinion to remove the warrants from the definition of “Securities.”

Response:	Exhibit 5.1 has been revised to remove the warrants from the definition of “Securities”.

I believe that covers all of your comments in your 24 July letter. Please contact the undersigned with any further comments or questions.

Respectfully submitted;

SPECTRUM LAW GROUP, LLP

/s/ Keith A. Rosenbaum

Keith A. Rosenbaum
keith@spectrumlawgroup.com
KAR:bos